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Exhibit 12.1

SIMON PROPERTY GROUP, INC.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands)

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Pre-tax income from consolidated continuing operations	$603,141	$663,283	$741,097	$486,532	$480,805
Add:
Pre-tax (loss) income from 50% or greater than 50% owned unconsolidated entities	(29,093)	(9,061)	45,313	49,939	46,124
Distributed income from less than 50% owned unconsolidated entities	61,482	51,594	53,000	66,165	45,909
Amortization of capitalized interest	4,927	2,462	5,027	2,772	2,533
Fixed Charges	1,271,710	1,218,298	985,797	932,404	769,883
Less:
Income from unconsolidated entities	(32,246)	(38,120)	(110,819)	(81,807)	(81,113)
Interest capitalization	(28,451)	(37,270)	(34,073)	(15,502)	(15,546)
Preferred distributions of consolidated subsidiaries	(17,599)	(21,580)	(26,979)	(28,080)	(21,220)

Earnings	$1,833,871	$1,829,606	$1,658,363	$1,412,423	$1,227,375

Fixed Charges:
Portion of rents representative of the interest factor	8,996	9,032	9,052	8,869	7,092
Interest on indebtedness (including amortization of debt expense)	1,196,334	1,150,416	915,693	879,953	726,025
Interest capitalized	28,451	37,270	34,073	15,502	15,546
Loss on extinguishment of debt	20,330	—	—	—	—
Preferred distributions of consolidated subsidiaries	17,599	21,580	26,979	28,080	21,220

Fixed Charges	$1,271,710	$1,218,298	$985,797	$932,404	$769,883
Add: Preferred Stock Dividends	41,119	55,075	77,695	73,854	42,346

Fixed Charges and Preferred Stock Dividends	$1,312,829	$1,273,373	$1,063,492	$1,006,258	$812,229

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.40x	1.44x	1.56x	1.40x	1.51x

            For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to pre-tax income from consolidated continuing operations including income from noncontrolling interests and our share of pre-tax (loss) income from 50%, or greater than 50%, owned unconsolidated entities which have fixed charges, and including distributed operating income from less than 50% owned unconsolidated joint ventures instead of income from the less than 50% owned unconsolidated joint ventures. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses, preferred distributions, losses on extinguishment of debt, and amortization of debt issue costs.

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SIMON PROPERTY GROUP, INC. Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (in thousands)